

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mail Stop 4720

May 20, 2010

Daryl Bible
Chief Financial Officer
BB&T Corporation
200 West Second Street
Winston-Salem, North Carolina 27101

> **RE: BB&T Corporation**
> **Form 10-K for Fiscal Year Ended December 31, 2009**
> **Filed February 26, 2010**
> **File No. 001-10853**

Dear Mr. Bible,

We have reviewed your letter filed on April 26, 2010 and have the following comments. Where indicated, we think you should revise your document in response to these comments in future filings. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In your response, please indicate your intent to include the requested revision in future filings and provide a draft of your proposed disclosures. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-K

Note 1. Summary of Significant Accounting Policies

Securities Sold Under Repurchase Agreements, page 100

1. You state here that "Securities sold under agreements to repurchase are reflected at
    the amount of cash received in connection with the borrowing." You also state on
    page 121 that "Securities sold under agreements to repurchase are borrowings
    collateralized primarily by securities of the U.S. government or its agencies." If true,
    please revise to confirm in your future filings that you account for all securities sold
    under repurchase agreements as collateralized borrowings. If not, please provide us
    with the details of any such transactions you accounted for as sales. Please revise
    your future filings to quantify the amount of any transactions accounted for as sales at
    each balance sheet date and the average amount sold for the periods presented.
    Disclose how you calculate the average amount.

Note 4. Loans and Leases, page 112

2. We note your response to comment 6c in your letter dated April 26, 2010. Please
    revise future filings to confirm in your disclosure that, except for the instance noted
    in your response, you do not charge-off a portion of the loan as part of troubled debt
    restructurings where you continue to accrue interest.

3. We note your response to comment 7 in your letter dated April 26, 2010 regarding re-
    default rates. We believe information related to the re-default rates of modified loans
    is of particular interest to investors given the current market environment and your
    disclosures of the significant number of modifications you have currently performed
    as well as the expected trend. Therefore, please revise future filings to disclose re-
    default information for modifications by loan type for periods which you have such
    information available. Also, please disclose how re-default expectations are factored
    into your determination of the allowance for loan loss.

4. Please revise your future filings to identify and describe the terms of any loan
    modification programs which you believe do not meet the criteria for treatment as
    troubled debt restructurings. Specifically identify the terms which prevent them from
    being classified as troubled debt restructurings.

Note 15. Commitments and Contingencies, page 137

5. We note your disclosure regarding your legal proceedings and that you have not
    disclosed either:

        a.   a possible loss or range of loss; or

b. a statement that an estimate of the loss cannot be made.

In this regard we do not believe that general disclosure indicating that liabilities, if any, arising from these proceedings will not have a materially adverse effect on your financial position, results of operations or cash flows or that in the event of unexpected future developments, it is possible that the ultimate resolution of these matters, if unfavorable, may be material to your financial position, results of operations or cash flows satisfies the criteria in ASC 450 (formerly SFAS 5). ASC 450 indicates that if an unfavorable outcome is determined to be reasonably possible but not probable, or if the amount of loss cannot be reasonably estimated, accrual is inappropriate, but disclosure must be made regarding the nature of the contingency and an estimate of the possible loss or range of possible loss or state that such an estimate cannot be made. Additionally, we note that in instances where an accrual may have been recorded when all of the criteria in ASC 450-20-25-2 has been met, you have not disclosed the amount of the accrual which may be necessary in certain circumstances for the financial statements not to be misleading, nor has there been disclosure indicating that there is an exposure to loss in excess of the amount accrued and what the additional loss may be for each particular litigation matter. Please revise your future filings, beginning with your June 30, 2010 Form 10-Q, to disclose all of information required by paragraphs 3-5 of ASC 450-20-50.

Please respond to these comments within 10 business days or tell us when you will provide us with a response. Your response letter should key your responses to our comments, indicate your intent to include the requested revisions in future filings, provide a draft of your proposed disclosures and provide any requested information. Please file your letter on EDGAR as correspondence. Please understand that we may have additional comments after reviewing your responses to our comments.

You may contact Michael Volley, Staff Accountant, at (202) 551-3437 or me at (202) 551-3494 if you have questions regarding our comments.

Sincerely,

Kevin W. Vaughn
Accounting Branch Chief